FORM 4/A

                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or
           Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. SEE Instruction 1(b).

1.   Name and Address of Reporting Person:

     Somerhalder              Samuel                    R.
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     (Last)                  (First)                  (Middle)

     c/o NIC Inc.
     12 Corporate Woods
     10975 Benson Street, Suite 390
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     (Street)

     Overland Park            KS                      66210
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     (City)                  (State)                  (Zip)

2.   Issuer Name and Ticker or Trading Symbol:

     NIC Inc. (EGOV)
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3.   IRS or Social Security Number of Reporting Person (Voluntary):


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4.   Statement for Month/Year:

     August 2002
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5.   If Amendment, Date of Original (Month/Year):

     August 2002
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6.   Relationship of Reporting Person to Issuer (Check all applicable):

          Director                      (   )
          Officer (give title below)    ( X )
          10% Owner                     (   )
          Other (specify below)         (   )

            Executive Vice President - Operations and Administration
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     Form filed by One Reporting Person           ( X )
     Form filed by More than One Reporting Person (   )


       TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                          OR BENEFICIALLY OWNED
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                                     3.           4.                           5.            6.           7.
                                     Transaction  Securities Acquired (A) or   Amount of     Ownership    Nature
                                     Code         Disposed of (D)              Securities    Form:        of
                      2.             (Instr. 8)   (Instr. 3, 4 and 5)          Beneficially  Direct (D)   Indirect
                      Transaction    -----------  --------------------------   Owned at End  or           Beneficial
1.                    Date                                     (A)             of Month      Indirect (I) Ownership
Title of Security     (Month/                       Amount     Or    Price     (Instr. 3     (Instr. 4)   (Inst. 4)
(Instr. 3):           Day/Year)      Code    V                 (D)             & 4
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Common Stock          08/07/02       P              20,000     A      1.74        21,728      D
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Common Stock          08/06/01       J(7)            2,913     A      N/A      1,131,983      I           (1)
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Common Stock          08/06/01       J(7)            2,295     A      N/A        891,410      I           (2)
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Common Stock                                                                       1,500      I           (3)
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*If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                   (over)

FORM 4/A (continued)(Samuel R. Somerhalder)

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                 9.       10.      11.
                                                                                                 Number   Owner-   Nature
                                                                                                 of       ship     of
             2.                                                                                  Deriv-   Form     In-
             Conver-                    5.                             7.                        ative    of       direct
             sion                       Number of                      Title and Amount          Secur-   Deriv-   Bene-
             or                         Derivative    6.               of Underlying     8.      ities    ative    Ficial
             Exer-                      Securities    Date             Securities        Price   Bene-    Secu-    Owner-
             cise     3.       4.       Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      ficially rity:    ship
             Price    Trans-   Trans-   or Disposed   Expiration Date  ----------------  Deriv-  Owned    Direct   (Instr.
1.           of       action   action   of (D)        (Month/Day/Year)           Amount  ative   at End   (D) or   4)
Title of     Deriv-   Date     Code     (Instr.3,     ----------------           or      Secur-  of       Indirect)
Derivative   ative    (Month/  (Instr.  4 and 5)      Date      Expira-          Number  ity     Month    (I)
Security     Secur-   Day/     8)    .  ----------    Exer-     tion             of      (Instr. (Instr.  Instr.
(Instr. 3)   ity      Year)    Code V    (A)  (D)     cisable   Date   Title     Shares  5)      4)       4)
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Employee     $4.063                                    (4)      02-06-06 common   100,000        100,000   D
Stock Option                                                             stock
(right to buy)
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Employee     $2.10                                     (5)      06-24-06 common    10,000         10,000   D
Stock Option                                                             stock
(right to buy)
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Employee     $1.67                                     (6)      07-23-05 common    50,000         50,000   D
Stock Option                                                             stock
(right to buy)
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Explanation of Responses:
(1) These shares are held directly by the National Information Consortium Voting Trust, for which Messrs.
    Jeffery S. Fraser and Ross C. Hartley act as trustees, for the benefit of Mr. Somerhalder as a direct beneficiary of the trust.
(2) These shares are held directly by the National Information Consortium Voting Trust, for which Messrs.
    Jeffery S. Fraser and Ross C. Hartley act as trustees, for the benefit of Jean Somerhalder as custodian for the minor children of Jeffery S. Fraser.
(3) Held directly by Jean Somerhalder.
(4) The option vests in four equal annual installments beginning on February 6, 2002; however, the vesting date of the options exercisable in 2002 and 2003 may be accelerated in the event of the Company's satisfaction of certain performance criteria for 2001.
(5) The option vests in four equal annual installments beginning on June 25, 2002.
(6) The option vests in two equal annual installments, beginning on July 23, 2003.
(7) During 2001, the National Information Voting Trust repurchased units of the trust which beneficially owned 70,686 shares of the issuer.  The repurchased units (and beneficial ownership of the underlying shares of the issuer) were distributed pro rata among the remaining beneficial owners of the trust.


/s/ SAMUEL R. SOMERHALDER                      August 26, 2002
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**Signature of Reporting Person                      Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.
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